UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):  December 11, 2018

DRAPER OAKWOOD TECHNOLOGY ACQUISITION, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38204	82-139674
(State or Other Jurisdiction of Incorporation	(Commission File Number)	(IRS Employer Identification Number)

c/o Draper Oakwood Investments, LLC

55 East 3rd Ave.

San Mateo, CA 94491

(Address of principal executive offices)(Zip Code)

Registrant’s telephone number, including area code: (713) 213-7061

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

Draper Oakwood Technology Acquisition, Inc. (the “Company” or “Draper Oakwood”) (NASDAQ: “DOTA,” “DOTAU,” “DOTAR” and “DOTAW”) issued a press release today announcing its decision to remove voting requirements as a condition to exercise of redemption rights by its stockholders in connection with its special meeting scheduled on December 19, 2018. A copy of the press release is filed herewith as Exhibit 99.1.

The information being furnished pursuant to Item 7.01 of this Form 8-K (including Exhibit 99.1) shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section. The information in Item 7.01 of this Form 8-K will not be deemed an admission as to the materiality of any information herein (including Exhibit 99.1).

Item 8.01	Other Events

As previously reported on a Current Report on Form 8-K filed by the Company on September 5, 2018, on September 4, 2018, the Company entered into a Business Combination Agreement (the “Business Combination Agreement”) with DOTA Holdings Limited, a newly formed Cayman Islands exempted company (“Holdco”), DOTA Merger Subsidiary Inc., a newly formed Delaware corporation and a wholly-owned subsidiary of Holdco (“Merger Sub”), Draper Oakwood Investments, LLC, a Delaware limited liability company, in the capacity as the Purchaser Representative thereunder, Reebonz, and the shareholders of Reebonz named therein (the “Sellers”).  Pursuant to the Business Combination Agreement, (1) Merger Sub will merge with and into Draper Oakwood, with Draper Oakwood surviving the merger, and each of the former security holders of Draper Oakwood receiving securities of Holdco and (2) the outstanding share capital of Reebonz will be exchanged by the Sellers for ordinary shares of Holdco and the outstanding options and warrants of Reebonz will be assumed by Holdco (with equitable adjustments and additional amendments to the options) (collectively, the “Business Combination”).

Forward-Looking Statements

Certain statements made herein are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “may”, “seek,” “target” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include the timing of the Business Combination; the ability of Draper Oakwood and Reebonz to consummate the Business Combination; the business plans, objectives, expectations and intentions of the parties once the Business complete; and Draper Oakwood’s and Reebonz’s future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, our actual results may differ materially from our expectations or projections.

The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; the outcome of any legal proceedings that may be instituted against Reebonz or Draper Oakwood following the announcement of the proposed Business Combination and the other transactions contemplated thereby; the inability to complete the proposed Business Combination or the other transactions due to the failure to obtain approval of the stockholders of Draper Oakwood, or other conditions to closing in the Business Combination Agreement; the inability to maintain the listing of Holdco’s securities on The NASDAQ Capital Market or any other stock exchange following the proposed Business Combination; the risk that the proposed Business Combination or the other transactions may disrupt current plans and operations as a result of the announcement and consummation of the proposed Business Combination described herein; the inability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition and the inability of the combined business to grow and manage growth profitably; Reebonz’s ability to execute its plans to further grow its business and the timing and costs of the development programs; Reebonz’s estimates of the size of the markets for its products and services; the rate and degree of market acceptance of Reebonz’s products and services; rising costs adversely affecting Reebonz’s profitability; costs related to the proposed Business Combination; the intense competition in the industry; the possibility that Reebonz or Draper Oakwood may be adversely affected by other economic, business, and/or competitive factors; the risk of loss of key personnel or inability to recruit talent; and other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the Securities and Exchange Commission (the “SEC”) by Draper Oakwood and Reebonz.

Additional information concerning these and other factors that may impact our expectations and projections can be found in Draper Oakwood’s periodic filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its definitive proxy statement filed with the SEC on December 6, 2018 and the definitive proxy statement supplement filed with the SEC on December 11, 2018. Draper Oakwood’s SEC filings are available publicly on the SEC’s website at www.sec.gov. Draper Oakwood and Reebonz disclaim any obligation to update the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information about the Transactions and Where to Find It

In connection with the Business Combination, Draper Oakwood has filed a definitive proxy statement with the SEC on December 6, 2018 and has mailed a definitive proxy statement and other relevant documents on December 7, 2018 to its stockholders as of a record date of December 5, 2018. Investors and security holders of Draper Oakwood are advised to read the definitive proxy statement in connection with Draper Oakwood’s solicitation of proxies for its stockholders’ meeting to be held to approve the Business Combination because the proxy statements contains important information about the Business Combination and the parties to it. The definitive proxy statement were mailed to stockholders of Draper Oakwood as of December 5, 2018. Stockholders are also able to obtain copies of the proxy statement, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Draper Oakwood Technology Acquisition, Inc. c/o Aamer Sarfraz, Draper Oakwood Investments, LLC, 55 East 3rd Ave., San Mateo, CA 94491.

Participants in the Solicitation

Draper Oakwood, Reebonz, and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Draper Oakwood’s stockholders in connection with the Business Combination. Information regarding the participants is available in the definitive proxy statement filed by Draper Oakwood with the SEC on December 6, 2018. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is contained in the preliminary proxy statement, which can be obtained free of charge from the sources indicated above.

Disclaimer

This report shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Press Release, dated as of December 11, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 11, 2018	Draper Oakwood Technology Acquisition, Inc.

	By:	/s/ Aamer Sarfraz
	Name:	Aamer Sarfraz
	Title:	Chief Executive Officer

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